06012722

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

SEC MAIL RECEIVED PROCESSING APR 19 2006 WASH, D.C. 213 SECTION

13th April, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 4th April 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement dated 13th April 2006, advising that, under the Company's Scrip Dividend Scheme, 846 EMI Group plc Ordinary Shares were allotted in place of cash dividends on 3rd April 2006 to Peter Georgescu, a Non-executive Director of the Company.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
APR 21 2006
THOMSON
FINANCIAL

Enc.

dlw 4/20

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/34

Company Announcements Office,
London Stock Exchange.

13th April, 2006.

EMI GROUP PLC
Director/PDMR Shareholding

In compliance with Disclosure Rule 3.1.4 we advise that, under the Company's Scrip Dividend Scheme, 846 EMI Group plc Ordinary Shares of 14p each were allotted and registered on 3rd April 2006 in place of cash dividends into the beneficial ownership of Peter Georgescu, a Non-executive Director of the Company, at a price of 241.85p per share. Such shares are held on Mr Georgescu's behalf by Morgan Stanley.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231